Mail Stop 4561


								June 30, 2005


By U.S. Mail and facsimile to (804) 217-5860

Mr. Stephen J. Benedetti
President
Merit Securities Corporation
4551 Cox Road, Suite 300
Glen Allen, Virginia 23060

Re: 	Merit Securities Corporation
      	Forms 8-K filed December 30, 2004 and April 1, 2005
      	File No. 033-83524


Dear Mr. Benedetti:

      We have reviewed your filings and have the following comment.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In our comment, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your disclosure in your Form 8-K filed on April 1, 2005 that you intend to file restated financial statements. Please tell us how, and when, you will file them.

       As appropriate, please amend your filing and respond to this comment within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may direct any questions regarding this comment to me at (202)
551-3426.


								Sincerely,




								Angela Jackson
								Senior Accountant

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(..continued)







Mr. Stephen J. Benedetti
Merit Securities Corporation
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